                                                                      EXHIBIT 11


                         EARNINGS PER SHARE CALCULATION




                                                    For the Year
                                                       Ended

                                       December 31, 1997  December 31, 1996
                                       ----------------- ------------------
Weighted Average Shares Outstanding         7,514,155      5,252,611
                                          -----------    -----------
Total Shares for Primary Loss Per Share     7,514,155      5,252,611
Net Loss                                  $(4,083,094)   $(7,612,323)
                                          -----------    -----------

Primary Loss Per Share                          (0.54)         (1.45)
                                          ===========    ===========